SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 6)

EMERITUS CORPORATION

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

291005106

(CUSIP Number of Class of Securities)

Richard A. Petrocelli Saratoga Management Company LLC 535 Madison Avenue New York, New York 10022 (212) 906-7000	with a copy to:	Michael E. Stansbury Perkins Coie LLP 1201 Third Avenue, 40th Floor Seattle, Washington 98101 (206) 359-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 291005 10-6	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Saratoga Partners IV, L.P. (IRS No. 13-4013670)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 6,593,020 (1) 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 6,593,020 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED 6,593,020 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.7% (2)
14	TYPE OF REPORTING PERSON PN

(1)	This figure includes 5,365,747 shares of Common Stock issued on June 30, 2005 upon conversion of Series B Convertible Preferred Stock together with a Warrant exercisable to purchase 1,000,000 shares of Common Stock, and 227,273 shares into which certain subordinated debentures are currently convertible.
(2)	The percentage is based on 16,250,698 shares of Common Stock outstanding as of July 29, 2005.

SCHEDULE 13D

CUSIP No. 291005 10-6	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Saratoga Coinvestment IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 6,593,020 (1) 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 6,593,020 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED 6,593,020 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.7% (2)
14	TYPE OF REPORTING PERSON PN

(1)	This figure includes 5,365,747 shares of Common Stock issued on June 30, 2005 upon conversion of Series B Convertible Preferred Stock together with a Warrant exercisable to purchase 1,000,000 shares of Common Stock, and 227,273 shares into which certain subordinated debentures are currently convertible.
(2)	The percentage is based on 16,250,698 shares of Common Stock outstanding as of July 29, 2005.

SCHEDULE 13D

CUSIP No. 291005 10-6	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Saratoga Associates IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 6,593,020 (1) 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 6,593,020 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED 6,593,020 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.7% (2)
14	TYPE OF REPORTING PERSON PN

(1)	This figure includes 5,365,747 shares of Common Stock issued on June 30, 2005 upon conversion of Series B Convertible Preferred Stock together with a Warrant exercisable to purchase 1,000,000 shares of Common Stock, and 227,273 shares into which certain subordinated debentures are currently convertible.
(2)	The percentage is based on 16,250,698 shares of Common Stock outstanding as of July 29, 2005.

SCHEDULE 13D

CUSIP No. 291005 10-6	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Saratoga Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 6,593,020 (1) 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 6,593,020 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED 6,593,020 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.7% (2)
14	TYPE OF REPORTING PERSON PN

(1)	This figure includes 5,365,747 shares of Common Stock issued on June 30, 2005 upon conversion of Series B Convertible Preferred Stock together with a Warrant exercisable to purchase 1,000,000 shares of Common Stock, and 227,273 shares into which certain subordinated debentures are currently convertible.
(2)	The percentage is based on 16,250,698 shares of Common Stock outstanding as of July 29, 2005.

SCHEDULE 13D

CUSIP No. 291005 10-6	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John P. Birkelund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 6,593,020 (1) 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 6,593,020 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED 6,593,020 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.7% (2)
14	TYPE OF REPORTING PERSON IN

(1)	This figure includes 5,365,747 shares of Common Stock issued on June 30, 2005 upon conversion of Series B Convertible Preferred Stock together with a Warrant exercisable to purchase 1,000,000 shares of Common Stock, and 227,273 shares into which certain subordinated debentures are currently convertible.
(2)	The percentage is based on 16,250,698 shares of Common Stock outstanding as of July 29, 2005.

SCHEDULE 13D

CUSIP No. 291005 10-6	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Christian L. Oberbeck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 6,593,020 (1) 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 6,593,020 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED 6,593,020 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.7% (2)
14	TYPE OF REPORTING PERSON IN

(1)	This figure includes 5,365,747 shares of Common Stock issued on June 30, 2005 upon conversion of Series B Convertible Preferred Stock together with a Warrant exercisable to purchase 1,000,000 shares of Common Stock, and 227,273 shares into which certain subordinated debentures are currently convertible.
(2)	The percentage is based on 16,250,698 shares of Common Stock outstanding as of July 29, 2005.

SCHEDULE 13D

CUSIP No. 291005 10-6	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Charles P. Durkin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 18,000 (1) 8 SHARED VOTING POWER 6,593,020 (2) 9 SOLE DISPOSITIVE POWER 18,000 (1) 10 SHARED DISPOSITIVE POWER 6,593,020 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED 6,611,020 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Represents options to purchase this number of common shares.
(2)	Includes the following: (a) 5,365,787 common shares issued on June 30, 2005 upon conversion of Series B Convertible Preferred Stock, (b) 1,000,000 common shares issuable under a Warrant currently exercisable, (c) 227,273 common shares into which certain subordinated debentures are currently convertible. All of these shares are held by entities of which the Reporting Person is a principal. See Item 5.
(3)	The percentage is based on 16,250,698 shares of Common Stock outstanding as of July 29, 2005.

SCHEDULE 13D

CUSIP No. 291005 10-6	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David W. Niemiec
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 18,000 (1) 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 18,000 (1) 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED 56,477 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.35% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Represents options to purchase this number of common shares.
(2)	Includes the following: 1,344 shares of Common Stock into which certain subordinated debentures held by Mr. Niemiec are convertible; 5,833 shares issuable to Mr. Niemiec upon exercise of warrants; and 31,300 shares of Common Stock recently issued (collectively, the “Niemiec Shares”). Saratoga Management Company, LLC, one of the reporting entities hereunder, is the attorney-in-fact and agent for the Niemiec Shares; therefore Mr. Niemiec has no voting or dispositive powers over such shares.
(3)	The percentage is based on 16,250,698 shares of Common Stock outstanding as of July 29, 2005.

SCHEDULE 13D

CUSIP No. 291005 10-6	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Damon Ball
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 6,593,020 (1) 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 6,593,020 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED 6,593,020 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.7% (2)
14	TYPE OF REPORTING PERSON IN

(1)	This figure includes 5,365,747 shares of Common Stock issued on June 30, 2005 upon conversion of Series B Convertible Preferred Stock together with a Warrant exercisable to purchase 1,000,000 shares of Common Stock, and 227,273 shares into which certain subordinated debentures are currently convertible.
(2)	The percentage is based on 16,250,698 shares of Common Stock outstanding as of July 29, 2005.

CUSIP No. 291005 10-6	Page 11 of 16 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to 5,365,747 shares of common stock, $.001 per share, (the “Common Stock”) of Emeritus Corporation (the “Company”), which were issued by the Company upon the conversion of 36,970 shares of Series B Convertible Preferred Stock, $.0001 par value, with a stated value of $1,000 per share (“Series B Preferred Stock”). The conversion was effected pursuant to an Agreement Regarding Series B Convertible Preferred Stock dated June 30, 2005 among the Company, Saratoga Partners IV, L.P., Saratoga Management Company and Saratoga Coinvestment IV LLC. (the “Conversion Agreement”). The Series B Preferred Stock was converted in accordance with its terms into Common Stock at $6.89 per share, based on an aggregate stated value of Series B Preferred Stock of $36,970,000.

Other securities referred to in this Schedule 13D are (a) seven-year warrants to purchase an aggregate of 1,000,000 shares of Common Stock (the “Warrants”) at an exercise price of $4.20 and (b) 227,273 shares of Common Stock issuable on conversion of $5,000,000 principal amount of 6.25% Convertible Subordinated Debentures due 2006 (the “Debentures”) at a conversion price of $22.00 per share of Common Stock.

The principal executive offices of the Company are located at 3131 Elliot Avenue, Suite 500, Seattle, Washington 98121.

Item 2. Identity and Background.

Item 2 is hereby amended by deleting the fourth, fifth and sixth paragraphs and replacing them with the following:

Saratoga Associates is a Delaware limited liability company. As the General Partner of Saratoga Partners, Saratoga Associates participates in management decisions made on behalf of Saratoga Partners. Saratoga Associates is managed by an Executive Committee, the membership of which is set forth in Schedule A.

Saratoga Management is a Delaware limited liability company. As the Manager of Saratoga Partners, Saratoga Management is responsible for the day to day management of Saratoga Partners and participates in investment decisions made on behalf of Saratoga Partners. As the Managing Member of Saratoga Coinvestment, Saratoga Management participates in investment decisions made of behalf of Saratoga Coinvestment. Saratoga Management is also the attorney-in-fact and agent for an aggregate of 201,161 shares of Common Stock, an aggregate of 37,500 Warrants and an aggregate of 8,636 shares of Common Stock issuable on conversion of $190,000 principal amount of Debentures beneficially owned by (a) John P. Birkelund, 82,423 shares of Common Stock, 15,367 Warrants, and 3,543 shares of Common Stock issuable on conversion of $77,946 principal amount of Debentures; (b) Charles P. Durkin, Jr., 71,703 shares of Common Stock, 13,367 Warrants, and 3,055 shares of Common Stock issuable on conversion of $67,210 principal amount of Debentures; (c) David W. Niemiec, 31,300 shares of Common Stock, 5,833 Warrants and 1,344 shares of Common Stock issuable on conversion of $29,568 principal amount of Debentures; (d) Christian L. Oberbeck 11,980 shares of Common Stock, 2,233 Warrants, and 489 shares of Common Stock issuable on conversion of $10,758 principal amount of Debentures; and (e) Damon Ball 3,755 shares of Common Stock, 700 Warrants, and 206 shares of Common Stock issuable on conversion of $4,532 principal amount of Debentures. Saratoga Management is managed by an Executive Committee, the membership of which is set forth in Schedule B.

CUSIP No. 291005 10-6	Page 12 of 16 Pages

Item 3. Source and Amount of Funds or Other Consideration.

On June 30, 2005, pursuant to the Conversion Agreement with the Issuer, all 36,970 shares of outstanding Series B Preferred Stock (which included shares initially purchased by the Reporting Persons in 1999, together with all quarterly PIK dividends declared and issued by the Company through fiscal quarter ended June 30, 2005 pursuant to the terms of the Series B Preferred Stock), were converted into 5,365,747 shares of Common Stock of the Company, based on a conversion price of $6.89 and a stated value of the Series B Preferred stock of $36,970,000.

Item 4. Purpose of Transaction

No amendment.

Item 5. Interest in Securities of Emeritus Corporation

(a) and (b)

As of July 29, 2005:

(i) Saratoga Partners beneficially owns 5,030,333 shares of Common Stock, Warrants to purchase 937,500 shares of the Common Stock and $4,710,000 principal amount of Debentures, convertible into 214,091 shares of Common Stock, which altogether constitute 6,181,924 shares or 35.4% of the outstanding shares of Common Stock of the Company.

(ii) Saratoga Coinvestment beneficially owns 134,253 shares of Common Stock, Warrants to purchase 25,000 shares of the Common Stock and $100,000 principal amount of Debentures, convertible into 4,546 shares of Common Stock, which altogether constitute 163,799 shares or 0.94% of the outstanding shares of Common Stock of the Company.

(iii) John P. Birkelund, Charles P. Durkin, Jr., David W. Niemiec, Christian L. Oberbeck and Damon Ball for which Saratoga Management acts as agent beneficially own an aggregate of 201,161 shares of Common Stock, Warrants to purchase an aggregate of 37,500 shares of Common Stock and $190,000 principal amount of Debentures, convertible into 8,636 shares of Common Stock, which altogether constitute 247,297 shares or 1.4% of the outstanding shares of Common Stock of the Company. As of July 29, 2005, Messrs. Durkin and Niemiec each had received options currently exercisable to purchase 18,000 shares of Common Stock as directors for the Company.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Emeritus Corporation

No amendment.

CUSIP No. 291005 10-6	Page 13 of 16 Pages

Item 7. Material to Be Filed as Exhibits

Exhibit 1 – Previously filed with Schedule 13D filed with the SEC on December 20, 1999.

Exhibit 2 – Previously filed with Schedule 13D filed with the SEC on January 10, 2000.

CUSIP No. 291005 10-6	Page 14 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct as of October 5, 2005.

Saratoga Partners IV, L.P.
Saratoga Coinvestment IV, LLC
Saratoga Management Company LLC
Saratoga Associates IV LLC
John P. Birkelund
Charles P. Durkin, Jr.
Christian L. Oberbeck

Signed on behalf of each of the above

By:	/s/ Charles P. Durkin, Jr.
Charles P. Durkin, Jr., Attorney-in-Fact

CUSIP No. 291005 10-6	Page 15 of 16 Pages

Schedule A

Certain Members and Executive Committee Members

of

Saratoga Associates IV LLC

The names of the Certain Members and Executive Committee Members of Saratoga Associates IV LLC (“Saratoga Associates”) and their business addresses and principal occupations are set forth below. If no address is given, the Members’ or Executive Committee Members’ business address is that of Saratoga Management at 535 Madison Avenue, New York, New York 10022. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Saratoga Associates and each individual is a United States citizen.

Name, Business Address	Present Position
John P. Birkelund	Member, Executive Committee Member*
Charles P. Durkin, Jr.	Member, Executive Committee Member*
Christian L. Oberbeck	Member, Executive Committee Member*

*	Each of the above party’s present principal occupation is Member and/or Executive Committee Member of Saratoga Management Company LLC.

CUSIP No. 291005 10-6	Page 16 of 16 Pages

Schedule B

Members and Executive Committee Members

of

Saratoga Management Company LLC

The names of the Members and the Executive Committee Members of Saratoga Management Company LLC (“Saratoga Management”) and principal occupations are set forth below. If no address is given, the Members’ or Executive Officer’s business address is that of Saratoga Management at 535 Madison Avenue, New York, New York 10022. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Saratoga Management and each individual is a United States citizen.

Name, Business Address	Present Principal Position
John P. Birkelund	Member, Executive Committee Member*
Charles P. Durkin, Jr.	Member, Executive Committee Member*
Christian L. Oberbeck	Member, Executive Committee Member*

*	Each of the above party’s present principal occupation is Member and/or Executive Committee Member of Saratoga Management Company LLC.